

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

February 27, 2017

Ben Chang
Chief Executive Officer
Rich Pharmaceuticals, Inc.
9595 Wilshire Blvd, Suite 900
Beverly Hills, CA 90212

> **Re: Rich Pharmaceuticals, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed February 22, 2017**
> **File No. 000-54767**

Dear Mr. Chang:

We have limited our review of your filing to those issues we have addressed in our comments.

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.   We note that you list a variety of purposes for which the additional shares of common stock could be used in the future. Please revise your disclosure to specifically state whether you currently have any plans, arrangements, understandings, obligations, etc. to issue any of the newly authorized shares. If you have such plans, arrangements, understandings or obligations, please revise your disclosure to provide all material information.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at (202) 551-6761 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance